UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0359
Washington, D.C. 20549	Expires: December 31, 2014
FORM N-17f-1	Estimated average burden
	hours per response………..	1.5
Certificate of Accounting of Securities and Similar
Investments of a Management Investment Company
in the Custody of Members of
National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:				Date examination completed:
811-22208				January 24, 2013

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):
3. Exact name of investment company as specified in registration statement:
Cloud Capital Strategic Large Cap Fund and Cloud Capital Strategic Mid Cap Fund, each a series of the Valued Advisers Trust
4. Address of principal executive office (number, street, city, state, zip code):
2960 North Meridian Street, Suite 300, Indianapolis, IN 46208

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.      All items must be completed by the investment company.

2.      Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.      Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number.  Filing of Form N‑17f‑1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange.  Rule 17f‑1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year.  The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N‑17f‑1 as a cover sheet.  The Commission uses the Form to ensure that the certificate is properly attributed to the investment company.  The Commission estimates that the burden of completing Form N‑17f‑1 is approximately 0.16 hours per filing.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form.  This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.  Responses to this collection of information will not be kept confidential

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 24, 2013

We, as members of management of Cloud Capital Funds, comprising Cloud Capital Strategic Large Cap Fund and Cloud Capital Strategic Mid Cap Fund (the “Funds”), each a series of the Valued Advisers Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of September 28, 2012, and from May 31, 2012, (last examination date) through September 28, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of September 28, 2012, and from May 31, 2012, through September 28, 2012, with respect to securities reflected in the investment accounts of the Funds.

/s/ R. Jeffrey Young
R. Jeffrey Young, Principal Executive Officer & President

/s/ William J. Murphy
William J. Murphy, Principal Financial Officer & Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Valued Advisers Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Cloud Capital Funds, comprising Cloud Capital Strategic Large Cap Fund and Cloud Capital Strategic Mid Cap Fund (the “Funds”), each a series of the Valued Advisers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of September 28, 2012.  Management is responsible for the Funds’ compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of September 28, 2012, and with respect to agreement of security purchases and sales, for the period from May 31, 2012, (the date of our last examination) through September 28, 2012:

•	Confirmation of all securities and similar investments held by The Depository Trust Company and Total Bank Solutions in book entry form, without prior notice to management

•	Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, FOLIOfn Investments, Inc.

•
Agreement of five security purchases and five security sales or maturities for each Fund since May 31, 2012, (the date of our last examination) through September 28, 2012, from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of September 28, 2012, with respect to securities and similar investments reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Valued Advisers Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ COHEN FUND AUDIT SERVICES, LTD.
Cleveland, Ohio
January 24, 2013

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